EXHIBIT 12.2

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in millions, except ratios)	Three Months Ended March 31, 2018
Income from operations before income taxes	$1,089
Interest expense	30
Rental expense attributable to interest	1

Earnings	$1,120

Interest expense	$30
Capitalized interest	1
Rental expense attributable to interest	1
Preferred stock dividends	—

Fixed charges and preferred stock dividends	$32

Ratio of earnings to fixed charges (a)	35.00

Ratio of earnings to fixed charges and preferred stock dividends (b)	35.00

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings include income from operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•	earnings include income from operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.